UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GSI TECHNOLOGY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

36241U106

(CUSIP Number of Class of Securities)

Douglas M. Schirle

Chief Financial Officer

1213 Elko Drive

Sunnyvale, California 94089

(408) 331-9802

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dennis C. Sullivan, Esq.

Benjamin G. Griebe, Esq.

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, CA 94303

(650) 833-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,000,000	$3,220

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 3,846,153 shares of common stock, par value $0.001 per share, at the minimum tender offer price of $6.50 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 1 for fiscal year 2014, equals $128.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,220	Filing Party: GSI Technology, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 9, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on July 31, 2014 (as amended, the “Schedule TO”), and relates to the offer by GSI Technology, Inc., a Delaware corporation (the “Company”), to repurchase for cash shares of its common stock, par value $0.001 per share, up to an aggregate purchase price of $25 million, at a price not greater than $6.70 nor less than $6.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Tender Offer”).  The Tender Offer was made upon the terms and subject to the conditions described in the Offer to Purchase dated July 9, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

Only those items amended are reported in this Amendment No. 2.  Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.  You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.  Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented with the following:

On August 7, 2014, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M., New York City time on August 6, 2014.  A copy of such press release is filed herewith as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release, dated August 7, 2014.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GSI TECHNOLOGY, INC.
/s/ Douglas M. Schirle
Name:	Douglas M. Schirle
Title:	Chief Financial Officer

Date: August 7, 2014

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Index to Exhibits

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated July 9, 2014.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated July 9, 2014.

(a)(5)(ii)*	Press Release, dated July 31, 2014 (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 31, 2014).

(a)(5)(iii)	Press Release, dated August 7, 2014.

(b)	None.

(d)(1)*

2000 Stock Option Plan and form of Stock Option Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-139885) filed on February 16, 2007).

(d)(2)*	2007 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement filed on July 21, 2011).

(d)(3)*

2007 Employee Stock Purchase Plan and form of Subscription Agreement (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-139885) filed on February 16, 2007).

(d)(4)*	Form of Notice of Grant of Stock Option (U.S. Participant) (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 4, 2007).

(d)(5)*	Form of Notice of Grant of Stock Option (Non-U.S. Participant) (Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 4, 2007).

(d)(6)*	Form of Stock Option Agreement (U.S. Participant) (Incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on June 4, 2007).

(d)(7)*	Form of Stock Option Agreement (Non-U.S. Participant) (Incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed on June 4, 2007).

(d)(8)*	GSI Technology, Inc. 2015 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2014).

(d)(9)*	GSI Technology, Inc. 2014 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 3, 2013).

(d)(10)*	GSI Technology, Inc. 2013 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 8, 2012).

(d)(11)*	GSI Technology, Inc. 2012 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 10, 2011).

(d)(12)*	GSI Technology, Inc. 2011 Variable Compensation Plan (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 5, 2010).

(g)	None.

(h)	None.

*                 Previously Filed

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